July 25, 2024

Ryan Hummer
Chief Executive Officer
NCS Multistage Holdings, Inc.
19350 State Highway 249, Suite 600
Houston, TX 77070

       Re: NCS Multistage Holdings, Inc.
           Registration Statement on Form S-3
           Filed July 19, 2024
           File No. 333-280910
Dear Ryan Hummer:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Alexander Lynch